March 18, 2005


Mail Stop 0409

VIA U.S. MAIL

Frederic Richardson
3470 Onley-Laytonsville Rd #118
Olney, MD 20832

Re:	Innofone.com, Inc.
	Form 10-KSB for the year ended June 30, 2004
	File No. 000-31949

Dear Mr. Richardson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed 10/13/04

Auditors` Report
1. We note that your audit report was signed by Chartered Accountants based in Canada. Please amend to include a signed audit report that identifies the auditor and indicate to us in a supplemental response whether the firm is PCAOB registered. In addition, please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. Your response should include where the majority of your assets are located, where the majority of your revenues are derived and where your corporate offices are located. In accordance with Article 2 of
Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217Please. Tell us if you currently have plans to employ an audit firm located in the United States to render an opinion for fiscal year 2005. If not please tell us if your management and accounting records are located in the United States or Canada and where the majority of the audit work is conducted.

Statement of Operations, page 4
2. It is unclear to us how the items identified as extraordinary meet the criteria of APB 30. Please explain to us how that conclusion was reached or revise.

      As appropriate, please amend your Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Monica Brame, Staff Accountant, at (202)
824-
5492 or the undersigned at (202) 942-1964 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant
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Innofone.com, Inc.
March 18, 2005
Page 1